FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of NOVEMBER, 2006

LUND GOLD LTD.  (File #0-29960)

(Translation of registrant's name into English)

Suite 2000, 1055 West Hastings St., Vancouver, B.C. Canada, V6E 2E9

(Address of principal executive offices)

Attachments:

➢

Lund Gold Ltd. News Release dated November 8, 2006,

➢

Lund Gold Ltd. Interim Consolidated Financial Statements for the period ended September 30, 2006.

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

  Form 20-F    X     Form 40-F __________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

LUND GOLD LTD.

            (Registrant)

Date:

December 7, 2006

By:

“Chet Idziszek”

 Chet Idziszek

Its:        President________________

(Title)

LUND GOLD LTD.
Suite 2000, Guinness Tower
1055 West Hastings Street	Phone: (604) 331-8772
Vancouver, B.C. V6E 2E9	Fax: (604) 331-8773

December 7, 2006

SECURITIES AND EXCHANGE COMMISSION	VIA EDGAR

Judiciary Plaza Office Building

450 Fifth Street, N.W.

Washington, D.C.   20549

Dear Sir or Madam:

RE:

Lund Gold Ltd. – (File #0-29960)

Form 6-K

On behalf of Lund Gold Ltd., a corporation under the laws of British Columbia, Canada, we enclose for filing, on EDGAR, one (1) copy of Form 6-K, including exhibits.

If you have any questions, please contact the undersigned at your convenience.

Very truly yours,

LUND GOLD LTD.

“Chet Idziszek”

per:

Chet Idziszek

President

Enclosures

cc:

Standard & Poor's Corporation (w. 3 copies)

OTCBB Filings, Attention:  Ms. Pam Morris

Miller Thomson, Attention:  Mr. Rupert Legge

LUND GOLD LTD Suite 2000, 1055 West Hastings St., Vancouver, B.C., Canada V6E 2E9 Phone: 604-331-8772 Toll-free: 877-529-8475 Fax: 604-331-8773 E-mail: info@lundgold.com Website: www.lundgold.com

OROMIN

EXPLORATIONS LTD.

Suite 2000, 1055 West Hastings St.,

Vancouver, B.C., Canada V6E 2E9

Phone: 604-331-8772  Toll-free:  877-529-8475

Fax: 604-331-8773

E-mail: info@oromin.com

Trading Symbol:  TSX Venture – OLE

OTC/BB – OLEPF

Website:  www.oromin.com

November 8, 2006

PHASE 1 EXPLORATION COMPLETED AT CARNEIRINHO

Lund Gold Ltd. (TSX-V:LGD) and Oromin Explorations Ltd. (TSX-V:OLE) are pleased to report that the Phase 1 exploration at the Carneirinho Property in the Tapajos region of north central Brazil is complete.  The exploration included the collection of 1199 soil and  73 rock samples as well as gridding, ground geophysical surveying (magnetics) and reconnaissance mapping totaling more than 68 line kilometers.

Extensive former and current garimpeiro workings are located within the Carneirinho Property.  Historical production from the property is reported to be approximately 3 tonnes of gold.  The main garimpeiro pit, Antonio de Luca had a corresponding gold in soil anomaly and is associated with a well defined magnetic low.  At least four newly discovered magnetic lows exist within the project area which will be considered for follow-up exploration.

Samples have been sent to Lakefield Geosol Laboratories (Lakefield), Belo Horizonte, Brazil and results are expected by end November, 2006.  All samples will be analyzed for gold and multi-element geochemistry.  Lakefield is ISO9001, version 2000 certified.

Lund and Oromin hold an option to jointly acquire a 100% interest in the Carneirinho Property.  The 2006 exploration was completed under the direction of Mr. Dean Besserer, P.Geol., APEX Geoscience Ltd., of Edmonton, Alberta, who is a qualified person as defined in National Instrument 43-101.

To find out more about Lund Gold Ltd. (TSX-V:LGD) or about Oromin Explorations ltd. (TSX-V:OLE), visit their websites at www.lundgold.com or www.oromin.com.

On behalf of the Board of Directors of

On behalf of the Board of Directors of LUND GOLD LTD.

OROMIN EXPLORATIONS LTD.

“Chet Idziszek”________________________

“Chet Idziszek”____________________

_____________________________________

________________________________

Chet Idziszek, President

Chet Idziszek, President

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY AND ACCURACY OF THIS RELEASE

LUND GOLD LTD.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Three Months Ended September 30, 2006

(Unaudited – Prepared by Management)

UNAUDITED INTERIM FINANCIAL STATEMENTS

In accordance with National Instrument 51-102 released by the Canadian Securities Administrators, the Company discloses that its auditors have not reviewed the unaudited interim consolidated financial statements for the period ended September 30, 2006.

LUND GOLD LTD.

(An exploration stage company)

Consolidated Balance Sheets

As at (expressed in Canadian dollars, unaudited)

	September 30, 2006	June 30, 2006

ASSETS

Current
Cash and cash equivalents	$ 831,255	$ 949,371
Receivables	6,484	6,678
Prepaid expenses and deposits	3,857	3,857
	841,596	959,906

Restricted cash (Note 11)	16,338	16,338
Mineral property (Note 4)	191,456	136,569
Equipment	10,870	11,599

	$ 1,060,260	$ 1,124,412

LIABILITIES & SHAREHOLDERS’ EQUITY

Current
Accounts payable and accrued liabilities	$ 28,412	$ 36,021

Shareholders’ equity
Capital stock (Note 5)
Authorized
200,000,000 common shares without par value
Issued and outstanding
24,791,118 (June 30, 2006 – 24,791,118) common shares	11,416,389	11,416,389
Contributed surplus (Note 5)	626,487	626,487
Deficit	(11,011,028)	(10,954,485)

	1,031,848	1,088,391

	$ 1,060,260	$ 1,124,412

Nature of operations and going concern (Note 1)

Contingency (Note 11)

Approved by the Board

“Chet Idziszek”        Director

                       “James G. Stewart”      Director

LUND GOLD LTD.

(An exploration stage company)

Consolidated Statements of Loss and Deficit

For the periods ended September 30

(expressed in Canadian dollars – unaudited, prepared by management)

	2006	2005

EXPENSES
Amortization	$ 729	$ 763
Accounting and audit	-	-
Filing fees	1,000	-
Legal fees	5,677	7,544
Office and general	12,009	7,362
Rent	9,774	9,490
Shareholders’ information	-	2,100
Transfer agent’s fees	1,654	2,262
Travel and public relations	63	4,410
Wages and benefits	34,144	34,720
	65,050	(68,651)

OTHER INCOME (EXPENSE)

Interest income	8,504	445
Foreign exchange gain (loss)	3	(1,342)
	8,507	(897)

Loss for the period	(56,543)	(69,548)

Deficit – Beginning of period	(10,954,485)	(8,773,079)

Deficit – End of period	$ (11,011,028)	$ (8,842,627)

Basic and diluted loss per share	$ (0.00)	$ (0.00)

Weighted average number of shares outstanding	24,791,118	17,138,618

LUND GOLD LTD.

(An exploration stage company)

Consolidated Statements of Cash Flows

For the periods ended September 30

(expressed in Canadian dollars – unaudited, prepared by management)

	2006	2005

CASH FLOWS FROM OPERATING ACTIVITIES
Loss for the period	$ (56,543)	$ (69,548)
Items not involving cash
Amortization	729	763
Stock-based compensation	-	-
Change in non-cash working capital items
Receivables	194	244
Prepaid expenses and deposits	-	4,124
Accounts payable and accrued liabilities	(1,352)	18,967
	(56,972)	(45,450)

CASH FLOWS FROM FINANCING ACTIVITIES
Capital stock issued for cash	-	-

CASH FLOWS FROM INVESTING ACTIVITY
Expenditure on mineral properties	(61,144)	(49,279)

Change in cash and cash equivalents	(118,116)	(94,729)

Cash and cash equivalents – Beginning of period	949,371	245,509

Cash and cash equivalents – End of period	$ 831,255	$ 150,780

Supplemental disclosure with respect to cash flows (Note 10)

LUND GOLD LTD.

(An exploration stage company)

Notes to Interim Unaudited Consolidated Financial Statements

For the three months ended September 30, 2006

1.

NATURE OF OPERATIONS AND GOING CONCERN

The Company was incorporated on June 22, 1978 under the provisions of the Company Act of British Columbia.  The Company is in the business of exploring its mineral properties and has not yet determined whether these properties contain reserves that are economically recoverable.  The Company is considered to be in the exploration stage.

The business of exploring mineral properties involves a high degree of risk and there can be no assurance that current exploration programs will result in profitable operations.  The recoverability of the amounts shown for mineral properties is dependent upon several factors.  These include the discovery of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the exploration and development of these properties, and future profitable production or proceeds from the disposition of the mineral properties.  The amounts shown as mineral properties represent net costs to date, and do not necessarily represent present or future values.

As at September 30, 2006, the Company has working capital of $813,184 (June 30, 2006 - $923,885).  The Company’s ability to fulfill its obligations is dependent on its ability to secure additional financing, and while it has been successful in doing so in the past, there can be no assurance it will be able to do so in the future.  Accordingly, there is substantial doubt about the ability of the Company to continue as a going concern.  Management is actively pursuing additional funds by way of private placement to meet its general and administrative expenditures and expenditures on the exploration of its mineral properties.

These interim unaudited consolidated financial statements have been prepared on a going concern basis, which assumes the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.  These interim unaudited financial statements do not include any adjustments that would be necessary should the Company be unable to continue as a going concern.

2.

INTERIM UNAUDITED FINANCIAL STATEMENTS

The interim period consolidated financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles and are expressed in Canadian dollars.  The preparation of financial data is based on accounting principles and practices consistent with those used in the preparation of annual financial statements.  Certain information and footnote disclosure normally included in financial statements prepared in accordance with Canadian generally accepted accounting principles have been condensed or omitted.  These interim period statements should be read together with the audited financial statements and the accompanying notes included in the Company’s latest annual filing for the year ended June 30, 2006.  In the opinion of the Company, its unaudited interim consolidated financial statements contain all adjustments necessary in order to present a fair statement of the results of the interim periods presented.

LUND GOLD LTD.

(An exploration stage company)

Notes to Interim Unaudited Consolidated Financial Statements

For the three months ended September 30, 2006

3.

SIGNIFICANT ACCOUNTING POLICIES

These interim unaudited consolidated financial statements follow the same accounting policies and methods of their application as the most recent annual financial statements of the Company.

4.

MINERAL PROPERTY

Carneirinho Property, Brazil

Balance, June 30, 2006	$ 136,569

Acquisition	8,496
Camp, supplies	17,500
Geochemistry	12,500
Geology	5,428
Land and Legal	963
Travel	10,000
54,887

Balance, September 30, 2006	$ 191,456

5.

CAPITAL STOCK AND CONTRIBUTED SURPLUS

	Number of Shares	Amount	Contributed Surplus

Balance as at June 30 and September 30, 2006	24,791,118	$ 11,416,389	$ 626,487

6.

STOCK OPTIONS

As at September 30, 2006, the following stock options were outstanding and exercisable:

Exercise Price	Number of Shares	Expiry Date

$ 0.52	474,000	September 8, 2008
0.65	21,500	September 12, 2008
0.25	59,000	July 22, 2009
0.10	896,500	November 9, 2010

	1,451,000

LUND GOLD LTD.

(An exploration stage company)

Notes to Interim Unaudited Consolidated Financial Statements

For the three months ended September 30, 2006

7.

WARRANTS

As at September 30, 2006, the following share purchase warrants were outstanding and exercisable:

Number of Shares	Exercise Price	Expiry Date

5,100,550	0.35	November 22, 2006
744,150	0.35	November 22, 2006
3,749,996	0.25	March 15, 2008

9,594,696

8.

RELATED PARTY TRANSACTIONS

a)

The Company incurred the following costs with a law firm controlled by a director and with companies related by way of directors in common as follows:

	2006	2005

Legal fees	4,800	7,400
Rent	9,774	9,490
Wages and benefits	19,336	18,750

	$ 33,910	$ 35,640

Legal fees have either been expensed to operations, recorded as share issue costs or capitalized to mineral properties, based on the nature of the expenditure.

b)

Included in accounts payable at September 30, 2006 is $6,144  (June 30, 2006 -  $6,028) due to a law firm controlled by a director and a company related by way of directors in common.

These transactions were in the normal course of operations and were measured at the exchange value which represented the amount of consideration established and agreed to by the related parties.

LUND GOLD LTD.

(An exploration stage company)

Notes to Interim Unaudited Consolidated Financial Statements

For the three months ended September 30, 2006

9.

      SEGMENTED INFORMATION

The Company considers its business to consist of one reportable business segment being the exploration of mineral properties.  The Company’s equipment and mineral properties are located in the following geographic areas:

	September 30, 2006	June 30, 2006

Brazil	$ 191,456	$ 136,569
Canada	10,870	11,599

	$ 202,326	$ 148,168

10.

SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

a)

During the three months ended September 30, 2006, and 2005 there were no significant non-cash transactions.

9.

CONTINGENCY

As at September 30, 2006, the Company has restricted cash in the amount of $16,338.  These funds were paid into court pending the outcome of legal action brought against the Company by a former officer of the Company in order to settle a fee dispute.  The Company believes the case to be without merit, anticipates settlement will be in favour of the Company and accordingly no provision has been made in the financial statements.

FORM 51-102F1

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE THREE MONTH PERIOD

ENDED SEPTEMBER 30, 2006

LUND GOLD LTD.

FORM 51-102F1

MANAGEMENT DISCUSSION AND ANALYSIS

THREE MONTH PERIOD ENDED SEPTEMBER 30, 2006

The following discussion and analysis, prepared as of November 21, 2006, should be read together with the interim unaudited consolidated financial statements for the three month period ended September 30, 2006 and related notes attached thereto, which are prepared in accordance with Canadian generally accepted accounting principles.  All amounts are stated in Canadian dollars unless otherwise indicated.

The reader should also refer to the annual audited financial statements for the years ended June 30, 2006 and June 30, 2005, and the Management Discussion and Analysis for those years.

Statements in this report that are not historical facts are forward-looking statements involving known and unknown risks and uncertainties, which could cause actual results to vary considerably from these statements.  Readers are cautioned not to put undue reliance on forward-looking statements.

Additional information related to the Company is available for view on SEDAR at www.sedar.com.

The Company is in the business of acquiring and exploring its resource properties.  The Company does not currently have any producing properties and its current operations on the Carneirinho Property are an exploratory search for minerals.  During the three month period ended September 30, 2006, the Company was primarily engaged in the exploration of its Carneirinho Property in Brazil.  In March 2005, the Company and Oromin Explorations Ltd. (“Oromin”), a company related by common directors, were granted an option to jointly acquire a 100% interest in the 5,000-hectare Carneirinho gold exploration property in north central Brazil.

The Company’s common shares trade on the facilities of the TSX Venture Exchange under the symbol “LGD”.

Overall Performance

During the three month period ended September 30, 2006, the Company carried exploration of its Carneirinho Property that included the collection of 1199 soil and 73 rock samples as well as gridding, ground geophysical surveying (magnetics) and reconnaissance mapping totaling more than 68 line kilometers.

Selected Annual Information

The following table provides a brief summary of the Company’s financial operations.  For more detailed information, refer to the Financial Statements.

	Year Ended June 30, 2006	Year Ended June 30, 2005	Year Ended June 30, 2004
Total revenues	nil	nil	nil
Net loss	$2,181,406	$322,357	$816,776
Basic and diluted loss per share	(0.11)	(0.02)	(0.09)
Total assets	1,124,412	2,099,788	1,211,860
Total long-term liabilities	nil	nil	nil
Cash dividends	nil	nil	nil

-  2  -

During the fiscal year ended June 30, 2006, the total assets of the Company decreased to $1,124,412 from $2,099,788 as at June 30, 2005, due principally to a write-off of mineral property costs associated with the Aldebarán Property.  The increase in loss during the year ended June 30, 2006 compared to the loss for the year ended June 30, 2005 is primarily due to the same reason.

The Company has not paid any dividends on its common shares.  The Company has no present intention of paying dividends on its common shares, as it anticipates that all available funds will be invested to finance the growth of its business.

Results of Operations

At September 30, 2006, the Company’s current assets totalled $841,596 compared to $158,172 at September 30, 2005.  The increase is due to the sale of share capital.  During the same period, current liabilities also decreased to $28,412 from $41,363.  Included in the Company’s current liabilities was payables or accrued liabilities of $6,144 due to related parties as a result of wages or professional services rendered by directors of the Company.  All such amounts are payable on demand.  As a result, the Company had working capital of $813,184 at September 30, 2006 as compared with working capital of $116,809 at September 30, 2005.  As at both September 30, 2006 and September 30, 2005, the Company had no long-term debt.

At September 30, 2006, the Company had total assets of $1,060,260 as compared with $2,039,200 at September 30, 2005.  The decrease is due principally to a write-off of mineral property costs associated with the Aldebarán Property.

Share capital as at September 30, 2006 was $11,416,389, up from $10,289,325 as at September 30, 2005 due to the sale of share capital.  During the three months ended September 30, 2006, the Company did not issue any securities.

The Company's largest cash outflows in the three months ended September 30, 2006 resulted from general and administrative expenditures of $65,050.  The most significant contribution to working capital in the three months ended September 30, 2006 was provided by interest income of $8,504. The Company's largest cash outflows in the three months ended September 30, 2005 resulted from resource property expenditures of $49,279.  The most significant contribution to working capital in the three months ended September 30, 2005 was provided by interest income of $445.

During the three months ended September 30, 2006 the Company recorded interest income of $8,504 and a foreign exchange gain of $3.  During the three months ended September 30, 2005 the Company recorded interest income of $445 and a foreign exchange loss of $1,342.

Expenses for three months ended September 30, 2006 were $65,050, down slightly from $68,651 for the three months ended September 30, 2005.

Net loss for the three months ended September 30, 2006 was $56,543 or $0.00 per share as compared with a net loss for the three months ended September 30, 2005 of $69,548 or $0.00 per share.

-  3  -

Summary of Quarterly Results

	Three Months Ended September 30, 2006	Three Months Ended June 30, 2006	Three Months Ended March 31, 2006	Three Months Ended December 31, 2005	Three Months Ended September 30, 2005	Three Months Ended June 30, 2005	Three Months Ended March 31, 2005	Three Months Ended December 31, 2004
Total assets	$1,060,260	$1,124,412	$1,195,366	$161,179	$2,039,200	$2,099,788	2,176,010	2,207,867
Resource properties and deferred costs	191,456	136,569	119,172	58,133	1,852,921	1,813,649	1,684,180	1,105,243
Working capital	813,184	923,885	1,025,616	40,279	116,809	241,204	441,775	1,066,012
Shareholders’ equity	1,031,848	1,088,391	1,171,385	125,755	1,997,837	2,067,385	2,139,491	2,185,783
Revenues	nil	nil	nil	nil	nil	Nil	nil	nil
Net loss	(56,543)	(82,994)	(66,184)	(1,962,680)	(69,548)	(72,106)	(60,242)	(108,750)
Earnings (loss) per share	(0.00)	(0.00)	(0.00)	(0.11)	(0.00)	(0.00)	(0.00)	(0.01)

Significant changes in key financial data from 2004 to 2006 can be attributed to the reactivation of the Company and its acquisition, financing and active exploration of the former Aldebarán Property and the Carneirinho Property.

Liquidity

The Company does not currently own or have an interest in any producing resource properties and has not derived any revenues from the sale of resource products in the last three financial years.  The Company's exploration activities have been funded through sales of common shares, and the Company expects that it will continue to be able to utilize this source of financing until it develops cash flow from its operations.  There can be no assurance, however, that the Company will be able to obtain required financing in the future on acceptable terms, or at all.  In the near term, the Company plans to continue its exploration program at Carneirinho.

Based on its existing working capital, the Company does not require additional financing during the current fiscal year.  The Company had no material commitments for capital expenditures at the end of its most recent fiscal year, but intends to incur additional exploration expenditures on its Carneirinho Property during the fiscal year ending June 30, 2007.  If funds on hand are insufficient to cover such costs, the Company will be forced to curtail its exploration activities to a level for which funding is available or can be obtained.  Accordingly, there is substantial doubt about its ability to continue as a going concern.

	September 30, 2006	September 30, 2005

Working capital	$813,184	$116,809
Deficit	(11,011,028)	(8,842,627)

Capital Resources

During the three months ended September 30, 2006, the Company did not issue any securities.

Based on its existing working capital, the Company does not require additional financing during the current fiscal year.  The Company had no material commitments for capital expenditures at the end of its most recent fiscal year, but intends to incur additional exploration expenditures on its Carneirinho Property during the fiscal year ending June 30, 2007.  If funds on hand are insufficient to cover such costs, the Company will be forced to curtail its exploration activities to a

-  4  -

level for which funding is available or can be obtained.  Accordingly, there is substantial doubt about its ability to continue as a going concern.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

Related Party Transactions

During the months ended September 30, 2006, the Company incurred professional fees of $4,800 accrued to a company controlled by a director and officer of the Company for legal services.  The Company also paid or accrued wages and benefits of $19,336 to its Chief Executive Officer and incurred office and rent costs of $9,774 with companies related by way of common directors.

As at September 30, 2006, accounts payable includes $6,144 due to related parties as a result of legal fees incurred with a company controlled by a director.

These transactions are in the normal course of operations and are measured at the exchange amount which is the amount of consideration established and agreed to by the Company and the related parties.

Proposed Transactions

At the date hereof, there are no proposed asset or business acquisitions or dispositions.

Critical Accounting Estimates

Mineral Properties

All costs related to the acquisition, exploration and development of mineral properties are capitalised by property.  If economically recoverable ore reserves are developed, capitalised costs of the related property are reclassified as mining assets and amortised using the unit of production method.  When a property is abandoned, all related costs are written off to operations.  If, after management review, it is determined that the carrying amount of a mineral property is impaired, that property is written down to its estimated net realisable value.  A mineral property is reviewed for impairment whenever events or changes in circumstances indicate that its carrying amount may not be recoverable.

The amounts shown for mineral properties do not necessarily represent present or future values.  Their recoverability is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the development and future profitable production or proceeds from the disposition thereof.

Stock-based Compensation

The Company has adopted the accounting policy described in Section 3870 of the Canadian Institute of Chartered Accountants’ handbook, “Stock-Based Compensation and Other Stock-Based Payments”, which recommends the fair value-based methodology for measuring compensation costs.  The Company has adopted the fair value method, pursuant to which the Company recognises compensation costs for the granting of all stock options and direct awards

-  5  -

of stock.  Any consideration paid by the option holders to purchase shares is credited to capital stock.

Foreign Currency Translation

The Company’s subsidiaries are integrated foreign operations and are translated into Canadian dollars using the temporal method.  Monetary items are translated at the exchange rate in effect at the balance sheet date; non-monetary items are translated at historical exchange rates.  Income and expense items are translated at rates approximating those in effect at the time of the transaction.  Translation gains and losses are reflected in the income or loss for the period.

Changes in Accounting Policies

Asset Retirement Obligations

Effective July 1, 2004, the Company adopted the recommendations of CICA Handbook Section 3110, Asset Retirement Obligations.  This new section requires recognition of a legal liability for obligations relating to retirement of property, plant and equipment, and arising from the acquisition, construction, development or normal operation of those assets.  Such asset retirement cost must be recognised at fair value in the period in which it is incurred, added to the carrying value of the asset, and amortised into income on a systematic basis over its useful life.  Adoption of this standard has not affected the Company’s consolidated financial statements.

Financial Instruments

The Company’s financial instruments consist of cash and cash equivalents, receivables, accounts payable and accrued liabilities.  Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.  The fair value of these financial instruments is approximately equal to their carrying values, unless otherwise noted.  As at September 30, 2006 approximately 1% of cash and cash equivalents is held in US dollars.  The Company does not use derivative instruments or foreign exchange contracts to hedge against gains or losses arising from foreign exchange fluctuations.

Other MD&A Requirements

Additional Disclosure for Venture Issuers without Significant Revenue

As at June 30, 2006, the Company had incurred acquisition and exploration costs of $136,569 with respect to its Carneirinho Property and during the three months ended September 30, 2006, the Company incurred a further $54,887 in exploration costs.  The major components of this amount are as follows: acquisition costs of $8,496 or 15.5%, camp and supplies of $17,500 or 31.9%, geochemistry costs of $12,500 or 22.8%, geology costs of $5,428 or 9.9%, land and legal costs of $963 or 1.7% and travel costs of $10,000 or 18.2%.

Expenses for three months ended September 30, 2006 were $65,050, down from $68,651 for the three months ended September 30, 2005.

-  6  -

Disclosure of Outstanding Share Data

The authorized share capital of the Company consists of 200,000,000 common shares without par value of which 24,791,118 were outstanding at the end of the fiscal year ended June 30,

2006 and as of the date hereof.

As at the date hereof, the Company has outstanding warrants entitling the purchase of 5,844,700 shares of the Company at a price of $0.35 per share until November 22, 2006 and warrants entitling the purchase of 3,749,996 shares of the Company at a price of $0.25 per share until March 15, 2008.

As at the date hereof, the Company had the following incentive stock options outstanding:

Number of Stock Options	Exercise Price	Expiry Date
474,000	$0.52	September 8, 2008
21,500	$0.65	September 12, 2008
59,000	$0.25	July 22, 2009
896,500	$0.10	November 9, 2010
1,451,00